COLOMBIA GOLDFIELDS, LTD.

August 9, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Donna Levy
Division of Corporation Finance
Mail Stop 0405
Washington, D.C. 20549-0405

Re:	Colombia Goldfields, Ltd. Amendment No. 3 Registration Statement on Form SB-2 File No. 333-142249
Dear Ms. Levy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Colombia Goldfields, Ltd. (the “Company”) hereby requests acceleration of the effective date of its Amendment No. 3 Registration Statement on Form SB-2 to 12:00 p.m. Pacific Daylight Time on August 13, 2007, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Colombia Goldfields, Ltd.

By:
/s/ Jim Kopperson
Jim Kopperson
Chief Financial Officer

#208-8 King Street East, Toronto, Ontario M5C 1B5, Canada